UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

AMERICAN COMMERCIAL LINES INC.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

025195207
--------------------------------------------------------------------------------
(CUSIP Number)

Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2009

--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

GVI Holdings, Inc.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 5,317,084

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 5,317,084
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

5,317,084

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

10.5% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

CO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

GAMI Investments, Inc.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 139,530
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 139,530
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

139,530

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

0.3% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

CO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

Great American Management and Investment, Inc.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 5,456,614
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 5,456,614
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

5,456,614

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

10.8% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

HY I Investments, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,734,384
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,734,384
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,734,384

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

3.4% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Managing Member (01), L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,734,384
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,734,384
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,734,384

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

3.4% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,573,130
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,573,130
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,573,130

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

3.1% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,375,000
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,375,000
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,375,000

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

2.7% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

SZ Investments, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 7,453,532
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 7,453,532
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

7,453,532 (1)

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

14.7% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

Chai Trust Company, LLC

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Illinois

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 12,910,146
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 12,910,146
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

12,910,146

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

25.5% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008.

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 8 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of American Commercial Lines Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Items 3 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On January 8, 2009, HY I exercised the HY I Warrant in full to acquire 559,672 shares of Common Stock at an exercise price of $1.50 per share (as adjusted for a 2:1 stock split), for a total exercise price of $839,508.00. All funds used in the exercise of the HY I Warrant were obtained from the working capital of HY I.

ITEM 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 50,651,360 shares of Common Stock, par value $0.01 per share, outstanding as of October 27, 2008, as reported in the Issuer's Form 10-Q filed November 7, 2008. Based on the foregoing, the aggregate 12,910,146 shares of Common Stock held by Stockholders represents approximately 25.5% of the issued and outstanding Common Stock and consists of the following: (i) 5,317,084 shares of Common Stock beneficially owned by GVI or 10.5% of the issued and outstanding Common Stock; (ii) 139,530 shares of Common Stock beneficially owned by GAMI or 0.3% of the issued and outstanding Common Stock; (iii) 2,771,018 shares of Common Stock beneficially owned SZI or 5.5% of the issued and outstanding Common Stock (iv) 1,734,384 shares of Common Stock beneficially owned by each of HY I and MM 01 or 3.4% of the issued and outstanding Common Stock; (v) 1,573,130 shares of Common Stock beneficially owned by Fund 05-07 or 3.1% of the issued and outstanding Common Stock; (vi) 1,375,000 shares of Common Stock beneficially owned by Fund 08-10 or 2.7% of the issued and outstanding Common Stock; and (vii) 12,910,146 shares of Common Stock beneficially owned by Chai Trust or 25.5% of the issued and outstanding Common Stock.

Each of the Stockholders shares voting and dispositive power over the shares of Common Stock that it owns with Chai Trust. GVI and GAMI each share voting and dispositive power over the shares of Common Stock it owns with Great American. HY I shares voting and dispositive power over the shares of Common Stock it owns with MM 01 and SZI. Each of Fund 05-07 and Fund 08-10 shares voting and dispositive power over the shares of Common Stock it owns with SZI.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Stockholders.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 8, 2009

GVI HOLDINGS, INC.
GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
GAMI INVESTMENTS, INC.
SZ INVESTMENTS, L.L.C.
HY I INVESTMENTS, L.L.C.
EGI-MANAGING MEMBER (01), L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.

EGI-FUND (08-10) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)